Exhibit (c)(14)

Copyright 2025. Confidential & Proprietary. DRAFT P.Virgil – Process Timeline 1/8/25

DRAFT2 2 P.Virgil – considerations for deal timeline Optimal timing for deal announcement would be concurrent to AvidXchange’s Q4’24 earnings release on 2/26 ? FT Partners and AvidXchange are preparing data room and plan to send data room invites to interested parties by Tuesday, 1/14 ? FT Partners also plans to send process letter to interested parties on 1/14, communicating that non-binding bids will be due by Tuesday, 1/28 ? Bidders will have two weeks from opening of data room to complete initial diligence and submit non-binding bid ? Bid deadline of 1/28 allows for four weeks between bid submission to formal transaction signing, targeted for 2/24 ? In this four-week period, the winning bidder will arrange debt financing and complete confirmatory diligence and legal negotiations After deal signing, transaction close may require up to 12 months in order to satisfy customary closing conditions and regulatory approvals ? Various state regulators’ formal approvals for transfer of AvidXchange’s MTL licenses will require a review filing and review process as short as 4-6 months but potentially up to 9-12 months

DRAFT3 3 P.Virgil – illustrative timeline to purchase agreement signing January February 6 7 8 9 10 13 14 15 16 17 20 21 22 23 24 27 28 29 30 31 3 4 5 6 7 10 11 12 13 14 17 18 19 20 21 24 25 26 27 28 M T W Th F M T W Th F M T W Th F M T W Th F M T W Th F M T W Th F M T W Th F M T W Th F Timeline Through Submission of Non-Binding Bid Finalize Initial Diligence Materials Bid Letter Sent to Buyers (1/14) Data Room Access Provided (1/14) Buyers’ Pre-IOI Due Diligence Purchase Agreement Posted to VDR (1/20) Indications of Interest Due (1/28) Timeline to Purchase Agreement Signing & Deal Signing Announcement Final Bidder(s) Selected Final Bidder(s) Secure Debt Financing Confirmatory Diligence & Legal Negotiations Purchase Agreement Signed (2/24) AVDX Q4’24 Earnings Call (2/26) Deal Agreement Announced (2/26)